Exhibit 3
Javaid Aziz
Apartment 426, 6th Floor, Block D
Park Palace, 6 Impasse de la Fontaine
Monaco
January 09, 2009
VIA EMAIL
Board of Directors
c/o Robert Stikeman, Chairman
Cryptologic Limited
Gentlemen,
I remain very concerned about the track record and performance of the current Board and Management and am not persuaded that the Board, on behalf of all its shareholders, is doing its utmost to safeguard the company’s future and capitalise on its potential and remaining financial strength.
It appears to me that the Board has presided over significant destruction of shareholder value and has failed to protect and maximise shareholder value of the Company.
In my view the Board has not acted either promptly or decisively to halt the decline in the business and I believe the Board and Management have lost the confidence of shareholders who have seen the value of their shares fall precipitously by approximately 90% since May, 2008.
In my view the Board and Management have collectively:
A) Presided over the loss of the Company’s three largest licensees (William Hill, Littlewoods and Peak) which in my estimation accounted for approximately 30% of the Company’s revenue which approximates to the percentage revenue loss suffered by the Company at the time of the enactment of UIGEA in October 2006. This is a travesty of immense proportions. The new strategy that the Company has put forward in its press releases of 9th and 23rd December 2008 are reactive to this loss of business in a time of distress and unfortunately it reads more like a laundry list of operational actions than a strategic roadmap.
Who on the Board has been held accountable for this loss of business which by my reckoning would represent in excess of $25M in revenue on an annual basis?
B) Squandered $4.2M of shareholder funds in an abortive foreign exchange transaction (as reported by the Company).
Who on the Board has been held accountable for this loss which represents in excess of 10% of the Company’s cash and cash equivalents as reported for Q3 2008 and a shareholder value loss of 30 cents per share?
C) Mis-managed the cost and expense structure of the Company such that operating expenses in Q3 2008 at $16.5M were 40% higher than Q3 2007 at $11.8M.
Who on the Board has been held accountable for this loss of $4.7M in cash (as a result of excessive operating expenses) and a shareholder value loss of 34 cents per share?

It would appear that the Board and Management are not focused on execution and the day to day operations of the Company. It is this apparent lack of accountability that concerns me the most and is my primary motive for writing to you again.
First, I would like to comment on the Company’s new strategy.
It is interesting to note that in the press release of 9th December 2008 there is pointed mention of “a return to growth and profitability” whereas the press release of 23rd December 2008 only refers to “a return to profitability”. This is a significant change, and represents a downgrade, that needs to be explained as it could have a substantial impact on shareholder value generation.
- the proposed reduction in annual operating costs of $12-15 Million is too little too late. This proposed reduction was originally announced in response to the outsourcing of the poker business. A combination of this plus the loss of William Hill and Littlewoods plus the general loss of revenue would in my judgement predicate the need to reduce annual operating costs in the range of $25-30 Million. Such a reduction could underwrite a return to profitability in 2009 and reflect reality and be commensurate with the financial size and state of the business.
- the strategic partnership with GTECH for the poker-related operations is in my opinion a forced and distressed move and is as a consequence of the loss of the poker liquidity associated with the departures of William Hill, Littlewoods and Peak from the Cryptologic poker network. Such a partnership should have been explored at the first signs of the potential defection of these licensees in August 2008 and more beneficial strategic alternatives sought with other operators.
The remaining three items from the strategy list are not strategic in nature but are operational housekeeping actions necessary and in keeping with the day to day running of the Company.
What is missing from the Company’s new strategy is the thought, the vision and the insight to make Cryptologic relevant in the internet gaming segment and to give it size and bulk to compete globally and keep pace with the industry leaders. The Board should consider various “strategic alternatives” including M&A activity; simply focussing on improving the current business does not appear to be a realistic option given the Board and Management’s track record of poor execution and the continuing loss of licensees and cash.
Second, I believe it is imperative that the Company promptly take key actions to stem the cash burn (and introduce a tough cash management regime), reduce the complexity and cost structure of the Company, and bring a sense of consistency and predictability to the financial management of the Company.
Before I make my recommendations I need to remind you of a few facts:
a) During my eleven month tenure as the President & CEO of Cryptologic (April 2007 — February 2008), revenues increased from $15.1M in the first quarter of 2007 to $18.3M in the first quarter of 2008, a 21% increase as reported by the Company (excluding unique one-time items).
During this same period operating expenses decreased every quarter, and a loss making company whose non-US revenues were declining quarter on quarter in 2006 was transformed into a revenue growth and profitable Company generating free cash after all liabilities, commitments and investments were taken care of.
This focus on results is best demonstrated in Q4 2007 for which the Company posted revenue of $20.4M and net earnings of $5.0M (24.5%), or $0.36 per fully diluted share, which resulted in the net cash declared at 31st March 2008 being $81.0M up $3.5M since 31st December 2007.
As was quoted by the Company in a press release issued at the time of my departure in February 2008 it was said that I had “lead the company to renewed profitability” and that my accomplishments “include achieving four consecutive quarters of sequential growth”.
b) During the last nine months (April 2008 — December 2008), the quarterly revenues have been on a downward trend and have dropped sequentially for the first three quarters of 2008. In particular, revenue for Q3 2008 was $14.0M, a decrease of 16.4% from Q2 2008 sequentially, and 19.7% when compared with the same period of 2007. Expenses are increasing at an alarming and unpredictable rate and are up for the same period by 40%, ($16.5M in Q3 2008 versus $11.8M in Q3 2007).
Free cash, cash equivalents and short term investments are down $44.3M (53%) (from $83.8M at the end of Q3 2007 to $39.5M at the end of Q3 2008) which translates into a reduction in shareholder value of $3.20 per share.
The share price has plummetted approximately 90% since May 2008, down from $21.97 in May 2008, all of which is very concerning.
I am sure you will agree that this is not an outstanding or stellar performance deserving of any senior management bonuses or awards.
c) I have written to you previously expressing my concern as a security holder about the state of the business. In August 2008 I warned about the potential loss of William Hill to Playtech and suggested that the Board of Cryptologic carefully consider all available strategic alternatives. I also suggested a massive cash conservation and profitability exercise which entailed staff lay-offs, cancellation of the dividend and the write-offs of non-performing and legacy assets.
Based on the Company’s public disclosures, it does not appear that any of these suggestions were taken heed of.
d) In September 2008 I wrote to you and suggested that the Board should take definitive steps to restore profitability and re-emphasised my points from c) above. I also suggested that a new CEO, mananagement team and board would have no reservations in doing this and that the current team would only be able to do so if they could get unencumbered from the past. I also cautioned that cash management had to be the number one priority.
I do not believe any actions were taken.
e) In November 2008 I wrote to you specifically on Cash Planning & Management. I warned of the perils of running down the cash in the current capital constrained markets and suggested a substantial list of actions (which I will amplify on later) that needed to be taken immediately to staunch the outflow of cash. I again reiterated my view that the current Board and Management team were wedded to the past and unlikely to be able to effect change.

Again, I saw no tangible steps taken to preserve cash, other than a press release in early December saying that such measures will be detailed in a conference call in mid-January 2009, which quite frankly is again too little too late.
I believe the Company needs a Board and Management team who have the determination to put in place tough and urgent actions to stem losses and conserve cash.
Overall, the shareholders need to be convinced that the company’s financial condition and short and medium term cash needs are deliverable and that plans to achieve long term viability are in place.
As the first step in this process, and to underpin the return to profitability, I would like to see the following actioned:
#1 The Board needs to have approved, by 15th January 2009, the financial plan for 2009 by month, to include revenue, expenses, profit and cash. The Board should work on the assumption that the economic environment will worsen in the coming months, especially in the UK where the bulk of the Company’s revenue is derived from, and therefore need to take significant actions to align the cost and expense structure with what is likely to be an extended downturn. The cost and expense plan needs to reflect the worst case scenario for revenue, giving pure upside in the event of an upturn in the business. This plan needs to be issued to the senior management team by mid-January along with targets and compensation plans which underpin the achievement of the financial plan.
#2 The manpower plan to support this financial plan should be in the range of 150-200 employees with the reductions applied consistently through all levels of directors and management, resulting in a pyramid shape structure as opposed to a mushroom shaped structure of the remaining employee population.
#3 The senior management structure and cost needs to be reduced by 50% to reflect the reality of the reduced size and complexity of the business. The “new” company cannot afford a CEO, CFO and CTO on their present compensation levels and is going to have to employ more versatile individuals who can cover more than one brief, in keeping with the new smaller size of the Company.
#4 A major simplification of the company’s legal, tax and management structure(s) needs to be carried out. The current structure is drastically over complicated and dis-proportionate to the size and scale of the business. For example, being registered in Guernsey, tax resident in Ireland, and being listed on three stock exchanges is “over engineering” for a company of this size. This results in complexity which is a distraction for the Board and Management which in turn is cost that can easily be eliminated.
#5 The number of locations from which the company is served should be reduced. The relocation to Dublin, Ireland, should be recognised as a failure, the costs associated with it written off and the Irish office closed with relocation of its activities to the existing call centre and administrative headquarters located in Cyprus (where incidentally the tax rate is lower than that in Ireland). The three current market listings (Nasdaq, TSX, LSE) should be reduced to one listing.
#6 Development costs should be reduced and high cost resources situated in Toronto significantly reduced with more work being performed in low cost locations in Eastern Europe, to give the Company greater development capacity and flexibility, bringing it closer to its customers and markets, and thereby enabling it to compete on an equal footing with its competitors.

#7 There should be immediate write-offs of failed investments and those investments which do not support the objectives of the “new” company e.g. Agile, Parbet, AliOnline. If implemented promptly, this could have an immediate positive impact on the operational profitability of the Company in Q1 2009 and assist with the employee and cost reduction program.
#8 An immediate reduction, and in some cases elimination, in external consultants fees in particular those attributed to the Chairman and his law firm where he is a partner. This law firm, Stikeman Keeley Spiegel Pasternak, collected fees totalling $1,020,000.00 in 2007 and $688,000.00 in 2006.
In doing so it would also be prudent and good corporate governance not to have vested in one individual, Bob Stikeman, the roles of Chairman and Company Secretary and to engage an alternative law firm to ensure that there are no risks of conflicts of interest.
#9 A cash focus which addresses the cancellation of share buy backs and dividends, and the collection of cancellation fees from departing and defaulting licencees.
#10 Compensation plans for the senior management team which are based on monthly cash targets, with definition and rules clearly spelt out for Accounts Receivable and Accounts Payable, to achieve profitability in each of the four quarters of 2009 and free cash and cash equivalents in excess of $55M by the end of 2009.
#11 Board approval required for all new capital (CAPEX) and expense committments (OPEX) over $50,000, to include new hires, and changes in any terms and conditions of doing business with employees, suppliers or licensees.
#12 A fresh evaluation as to whether the terms for the disposal of the poker business (to Boss/GTECH) are favourable given the cash situation and focus of the company and whether a full merger with another on-line gaming company would deliver greater shareholder value.
Time is of the essence and shareholders should be given the opportunity to opine on this move as it represents a major change to the composition of the Company’s business and its assets.
Thirdly, Board Representation.
I would like the Board to nominate me and another significant shareholder to serve on the Board of Directors of the Company. The numerical strength of two directors should be commensurate with the shareholding of shareholders who are interested in ensuring their investment is in safe hands. I do not wish to increase the size or cost of the Board hence two current members would have to be replaced.
In proposing this change, and assuming that all of these actions are taken, I am taking up this position solely to ensure focus and execution by the Board and Management and to protect the investment made by shareholders.
The Board need to accept that the increased scrutiny and accountability as a result of two new directors (including myself) will only help the Company’s performance especially as they are owners of the Company. This “unwanted disruption”, as you term it,will expose the directors such that they are held accountable at the individual level and collectively. I believe any rejection of this request will continue the pattern of ignoring the concerns of the Company’s shareholders.

In this letter, I have made a number of specific operational and strategic recommendations, including having asked the Board to replace 2 existing directors with myself and another shareholder. If the Company does not promptly act to address such recommendations and concerns, I will be compelled to consider all available alternatives, including the possible launching of a proxy contest to replace the Board of Directors at an EGM.
As you know, I have purchased 870,000 Shares which is 6.3% of the total issued share capital (including the exchangeable shares) and have options to purchase another 1.2% or 169,394 shares. It would take the action of shareholders owning at least 10% of the outstanding shares of the Company in order to call an EGM.
I hope that this situation can be resolved amicably. However I will not hesitate to take other alternatives in the event that I do not get your cooperation or see any progress in the business.
I sincerely hope you heed the wishes of the Company’s shareholders and move expeditiously in executing the actions listed above thereby making a proxy contest unnecessary, as no rational person would want the Company to continue to perform as it has over the past nine months. There must be change especially as the Company is in the very fortunate position (at the moment) of not having any debt to service or to re-finance.
I look forward to hearing back from you within a few days.
Sincerely Yours
Javaid Aziz
Email: javaid_aziz@hotmail.com
Mobile: +44-7976-105555
     This letter was prepared solely for the purpose of explaining my position with respect to the operational challenges and strategic alternatives available to the Company. It may not be relied upon by any other person or used for any other purpose. In the analysis of the Company herein, I have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to me from public sources. The analysis herein reflects my current judgment and reflects assumptions I believe to be reasonable. However, it does not comprehensively state those assumptions, nor does it state the risks and uncertainties to which my analysis is subject. This analysis does not purport to address all potential alternatives, the relative merits of different alternatives or all risks, uncertainties or assumptions associated therewith. The views expressed herein are necessarily based on economic, market, financial and other conditions as they existed, and on the information publicly available to me, as I prepared this letter.
     This letter contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about my beliefs and expectations, and the analysis included herein, are forward-looking statements. Forward-looking statements are only predictions and are not guarantees of performance. The forward-looking information and analysis included in this material are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable. Any forward-looking statements regarding the Company contained herein involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of any such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and, except to the extent required by law, I undertake no obligation to update publicly any of them in light of new information, future events or otherwise.